Room 4561
via fax (604) 608-8775

January 23, 2006

Patrick Fitzsimmons
President & CEO
Alternet Systems, Inc.
610-815 West Hastings Street
Vancouver, BC, V6C 1B4

> **Re:** **Alternet Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2006**

Dear Mr. Fitzsimmons:

     We have completed our review of your 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief